UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )

NACCO Industries, Inc.

(Name of Issuer)

Class A Common Stock, par value $1.00 per share

(Title of Class of Securities)

629579103

(CUSIP Number)

Britton T. Taplin

5910 South University Boulevard

Unit C-18

Greenwood Village, Colorado 80121-2879

(303) 892-9400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 11, 2020

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(continued on following pages)

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Abigail II LLC 82-2812443
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 349,100
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.37%
14	TYPE OF REPORTING PERSON* OO

1

NAMES OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Marital Trust created by the Agreement, dated January 21, 1966, as supplemented, amended and restated, between PNC Bank and Beatrice Taplin, as Trustees, and Thomas E. Taplin, for the benefit of Beatrice B. Taplin

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.00%
14	TYPE OF REPORTING PERSON* 00

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Beatrice B. Taplin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 39,654
	8	SHARED VOTING POWER 399,218
	9	SOLE DISPOSITIVE POWER 39,654
	10	SHARED DISPOSITIVE POWER 399,218

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 438,872
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.01%
14	TYPE OF REPORTING PERSON* IN

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Britton T. Taplin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 47,540
	8	SHARED VOTING POWER 410,975
	9	SOLE DISPOSITIVE POWER 47,540
	10	SHARED DISPOSITIVE POWER 410,975

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 458,515
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.37%
14	TYPE OF REPORTING PERSON* IN

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Frank F. Taplin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 41,264
	8	SHARED VOTING POWER 405,220
	9	SOLE DISPOSITIVE POWER 41,264
	10	SHARED DISPOSITIVE POWER 405,220

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 446,484
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.15%
14	TYPE OF REPORTING PERSON* IN

Part II to Schedule D

Item 1. Security and Issuer.

The title and Class of equity securities to which this Schedule 13D relates is Class A common stock, par value $1.00 per share (“Class A Common”), of NACCO Industries, Inc. (the “Issuer”). The address of the principal executive offices of the Issuer is 5875 Landerbrook Drive, Cleveland, Ohio 44124.

Item 2. Identity and Background.

(a)—(c) This Schedule 13D is filed on behalf of Abigail II LLC, a Colorado limited liability company (“Abigail II”), the managers of Abigail II (the “Managers”) and the members of Abigail II (the “Members” and, collectively with Abigail II and the Managers, the “Reporting Persons”) who, pursuant to Rule 13d-5(b)(1) under the Securities Exchange Act of 1934 (the “Act”), may be deemed as a group to have acquired beneficial ownership of the Class A Common of the Issuer as a result of such Reporting Persons, including their revocable trusts, becoming signatories to the Operating Agreement of Abigail II, dated as of September 18, 2017, as amended, among the Members party thereto (the “Abigail II Operating Agreement”), filed as Exhibit 1 hereto and incorporated herein by reference.

Although the Reporting Persons are making this joint filing, neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that a group exists within the meaning of the Act.

The names, and, for purposes of this filing, the business address, and present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, as well as the state of organization, principal business, address of the principal business and the address of the principal office, as applicable, for the Reporting Persons are as follows:

Abigail II LLC. Abigail II is a Colorado limited liability company. Its principal business is to hold, buy and sell under common management, certain securities, including shares of Class A Common, beneficially owned by certain of the Reporting Persons. The address of its principal business and its principal office is 5910 South University Boulevard, Unit C-18, Box 434, Greenwood Village, Colorado 801212879. Beatrice B Taplin is a trustee and primary beneficiary of the Thomas E. Taplin Marital Trust acting as a Member of Abigail II. The following Reporting Persons are the Managers and remaining Members of Abigail II: Britton T. Taplin and Frank F. Taplin.

Marital Trust created by the Agreement, dated January 21, 1966, as supplemented, amended and restated, between PNC Bank and Beatrice Taplin, as Trustees, and Thomas E. Taplin, for the benefit of Beatrice B. Taplin. Ms. Taplin is the trustee of the trust. Ms. Taplin’s resident address is 11 Cherry Hills Drive Englewood, Colorado 80110. She is retired.

Beatrice B. Taplin. Ms. Taplin’s resident address is 11 Cherry Hills Drive Englewood, Colorado 80110. She is retired.

Britton T. Taplin. Mr. Britton Taplin’s resident address is 4960 S. Lafayette Lane, Englewood, CO 80113. He is self-employed in investments.

Frank F. Taplin. Mr. Frank Taplin’s resident address is 1508 Rising Glen Road, Los Angeles, California 90069. He is self-employed.

Item 3. Source and Amount of Funds or Other Consideration.

The Class A Common held by the Reporting Persons was primarily acquired when the Issuer was reorganized in 1986, or subsequently as recipients of gifts or bequests of Class A Common, as successor trustees for trusts holding Class A Common. Additional shares of Class A Common were acquired over time on the open market.

The Members transferred shares of Class A Common to Abigail II on September 18, 2017, as capital contributions, pursuant to the Abigail II Operating Agreement, in connection with the formation of Abigail II. Immediately following such initial capital contributions, the Reporting Persons held the following ownership interests in Abigail II: Beatrice B. Taplin (98.71%); Theodore D. Taplin (0.43%); Britton T. Taplin (0.43%); and Frank F. Taplin (0.43%).

On November 11, 2020, Beatrice B. Taplin sold 88.67% of her ownership interest in Abigail II, in equal amounts, to Britton T. Taplin and Frank F. Taplin (the “Beatrice Taplin Sale”), pursuant to a purchase agreement, dated November 11, 2020 (the “BT Purchase Agreement”), by and among Thomas E. Taplin Marital Trust, Britton T. Taplin Revocable Trust and The Sandy Trust u/a dated 07/24/1998 (f/b/o Frank F. Taplin), filed as Exhibit 5 hereto. Pursuant to the BT Purchase Agreement and as consideration for the Beatrice Taplin Sale, Britton T. Taplin and Frank F. Taplin have each executed a promissory note in favor of the Thomas E. Taplin Marital Trust for the principal amount of $6,822,339.08, providing for annual interest payments and a maturity date of November 11, 2025.

On November 11, 2020, the Theodore D. Taplin Revocable Trust sold 100% of its ownership interest in Abigail II, in equal amounts, to Britton T. Taplin and Frank F. Taplin (the “Theodore Taplin Sale”), pursuant to a purchase agreement, dated November 11, 2020 (the “TDT Purchase Agreement”), by and among Theodore D. Taplin Revocable Trust, Britton T. Taplin Revocable Trust and The Sandy Trust u/a dated 07/24/1998 (f/b/o Frank F. Taplin), filed as Exhibit 4 hereto. Pursuant to the TDT Purchase Agreement, the Theodore D. Taplin Revocable Trust received a payment of cash in consideration of its ownership interest in Abigail II.

Immediately following the Beatrice Taplin Sale and the Theodore Taplin Sale, the Reporting Persons held the following ownership interests in Abigail II: Beatrice B. Taplin (10%); Britton T. Taplin (45%); and Frank F. Taplin (45%).

Item 4. Purpose of Transaction.

The purpose of the formation of Abigail II, the Beatrice Taplin Sale and the Theodore Taplin Sale was to (a) provide the Members with a mechanism for consolidating the management of their holdings of Class A Common in a manner that would allow coordinated family management of such Class A Common and (b) to facilitate the estate planning objectives of the Members.

Item 5. Interest in Securities of the Issuer.

(a)—(b) Although each Reporting Person disclaims beneficial ownership of any shares of Class A Common beneficially owned by each other Reporting Person, pursuant to the Act and regulations thereunder the Reporting Persons may be deemed as a group to have acquired beneficial ownership of 349,100 shares of Class A Common, the aggregate number of shares of Class A Common which are subject to the terms of the Abigail II Operating Agreement, representing 6.37% of the outstanding Class A Common as of November 11, 2020.

Abigail II LLC. Abigail II is made up of the individuals and entities holding ownership interests in Abigail II. Abigail II may be deemed to be a “group” as defined under the Act and therefore may be deemed as a group to beneficially own 349,100 shares of Class A Common held by Abigail II. Although Abigail II holds the 349,100 shares of Class A Common, it does not have any power to vote or dispose of such shares of Class A Common. Beatrice, B. Taplin, Britton T. Taplin and Frank F. Taplin (the “Taplin Family”), as Members, are deemed to share the power to vote and dispose of such shares of Class A Common. Collectively, the 349,100 shares of Class A Common beneficially owned by Abigail II constitute approximately 6.37% of the Class A Common outstanding as of November 11, 2020.

Marital Trust created by the Agreement, dated January 21, 1966, as supplemented, amended and restated, between PNC Bank and Beatrice Taplin, as Trustees, and Thomas E. Taplin, for the benefit of Beatrice B. Taplin. The trust has no power to vote or dispose of any shares of Class A Common. Beatrice B. Taplin and National City Bank, as co-trustees, have the sole power to vote and dispose of the shares of Class A Common held by the trust.

Beatrice B. Taplin. Ms. Taplin has the sole power to vote and dispose of 39,654 shares of Class A Common. Ms. Taplin is deemed to share with National City Bank the power to vote and dispose of 50,118 shares of Class A Common, held in trust for her grandkids, for which she is a co-trustee and is deemed to share with the Taplin Family the power to vote and dispose of 349,100 shares of Class A Common held in a trust for Abigail II. Collectively, the 438,872 shares of Class A Common beneficially owned by Ms. Taplin constitute approximately 8.01% of the Class A Common outstanding as of November 11, 2020.

Britton T. Taplin. Mr. Britton Taplin has the sole power to vote and dispose of 47,540 shares of Class A Common. Mr. Britton Taplin is deemed to share with his spouse (DiAhn E. Taplin) the power to vote and dispose of 5,755 shares of Class A Common and is deemed to share with the Taplin Family the power to vote and dispose of 56,120 shares of Class A Common held in trust for Abigail, LLC for which Mr. Taplin is a co-trustee with the Taplin Family and is deemed to share with the Taplin Family the power to vote and dispose of 349,100 shares of Class A Common held in a trust for Abigail II. Collectively, the 458,515 shares of Class A Common beneficially owned by Mr. Britton Taplin constitute approximately 8.37% of the Class A Common outstanding as of November 11, 2020.

Frank F. Taplin. Mr. Frank Taplin has the sole power to vote and dispose of 41,264 shares of Class A Common. Mr. Frank Taplin is deemed to share with the Taplin Family the power to vote and dispose of 56,120 shares of Class A Common held in trust for Abigail, LLC for which Mr. Taplin is a co-trustee with the Taplin Family and is deemed to share with the Taplin Family the power to vote and dispose of 349,100 shares of Class A Common held in a trust for Abigail II. Collectively, the 446,484 shares of Class A Common beneficially owned by Mr. Frank Taplin constitute approximately 8.15% of the Class A Common outstanding as of November 11, 2020.

(c) See Item 3 for a description of the Abigail II Sale.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Abigail II LLC

Under the terms of the Abigail II Operating Agreement filed as Exhibit 1 hereto and incorporated herein by reference, the Managers have the power to vote the Class A Common held by Abigail II. Further, under such terms, the Managers generally exercise such power by a vote of the majority of the Managers.

Under the terms of the Abigail II Operating Agreement, the Company may not dispose of Class A Common without the consent of all of the Members of Abigail II.

The Abigail II Operating Agreement restricts the transfer of ownership interests in Abigail II (“Abigail II Ownership Interests”) by the Members by requiring prior written consent of all the other Members and providing the Members and Abigail II with a right of first refusal to acquire Abigail II Ownership Interests that a Member desires to sell and a repurchase obligation to compel the sale of Abigail II Ownership Interests by the Members under certain circumstances. These transfer restrictions, rights of first refusal and repurchase obligations are more fully set forth in the Abigail II Operating Agreement.

Stockholders’ Agreement

The Amended and Restated Stockholders’ Agreement, dated as of September 28, 2012, among the signatories thereto and the Issuer (the “Stockholders’ Agreement”), filed as Exhibit 2 hereto and incorporated herein by reference, requires a signatory to offer the shares of Class B common stock of the Issuer, par value $1.00 per share (the “Class B Common”), beneficially owned by such signatory to all of the other signatories upon the occurrence of either of the following: (a) the proposed conversion of shares of Class B Common by such signatory into shares of Class A Common and (b) the proposed sale, transfer or other disposition of Class B Common by such signatory to any permitted transferee (under the terms of the Class B Common) who is not a signatory to the Stockholders’ Agreement. In either of these cases, the signatory proposing to enter into one of these transactions must notify all of the other signatories and then must allow each such other signatory the opportunity to purchase such signatory’s pro rata portion of the shares of Class B Common that are subject to the proposed transaction in accordance with the procedures described below. The Stockholders’ Agreement, however, does not restrict transfers of Class B Common among the signatories or any other permitted transferee who becomes a signatory to the Stockholders’ Agreement.

A signatory proposing to engage in a transaction triggering a right of first refusal must first give written notice of the proposed transaction by registered mail to the Issuer, which acts as depository under the Stockholders’ Agreement. The depository, in turn, is required to send such notice promptly to all of the other signatories. Following receipt of such notice, each other signatory will have seven (7) business days to elect whether or not to purchase his, her or its pro rata portion of the shares of the Class B Common which have triggered a right of first refusal. A signatory’s pro rata portion will be determined by dividing the number of shares of Class B Common which such person owns by the number of shares of Class B Common which are owned by all of the other signatories who similarly may elect to purchase the shares of Class B Common which have triggered the right of first refusal. A notice electing to purchase a pro rata portion of the shares of Class B Common must be sent to the depository by the end of the seven (7) business day period. If the signatories electing to purchase do not elect to purchase all of the shares of Class B Common, then such signatories have an additional five (5) business days to agree among themselves how to allocate the shares not purchased. If they cannot reach any agreement, the allocation shall be pro rata. If there are still shares of Class B Common which are not purchased following such allocation, then the Issuer shall have an additional three (3) business days to decide whether or not to purchase the remaining shares. The Issuer, however, is under no obligation to purchase any such shares.

Following the completion of such procedures, the signatory who has triggered the right of first refusal is free, for a period of thirty (30) business days, to convert the shares of Class B Common, if any, which remain, into shares of Class A Common. If the signatory had originally proposed to transfer the shares, such signatory would be free to transfer shares of Class A Common in accordance with the originally proposed transaction.

Signatories who elect to exercise the right of first refusal and purchase shares of Class B Common may pay for such shares in cash, an equivalent number of shares of Class A Common, or in a combination of cash and shares of Class A Common. The purchase price to be paid is the higher of what is specified in the notice sent by the signatory who has triggered the right of first refusal and the average of the last sales price of Class A Common on the New York Stock Exchange for the five days prior to the date of such notice.

The Stockholders’ Agreement only restricts the conversion, or the sales or other disposition outside of the Stockholders’ Agreement, of shares of Class B Common held by each signatory. The Stockholders’ Agreement does not restrict in any respect how a signatory may vote the shares of Class B Common that are subject to the terms of the Stockholders’ Agreement. This description of the transfer restrictions, rights of first refusal and repurchase obligations is qualified by reference to the Stockholders’ Agreement.

Effective February 14, 2019, each of the Issuer and the Participating Stockholders executed and delivered an Amendment to the Stockholders’ Agreement amending the Stockholders’ Agreement to add additional Participating Stockholders under the Stockholders’ Agreement. A copy of the Amendment to the Amended and Restated Stockholders’ Agreement is attached hereto as Exhibit 3 and is incorporated herein in its entirety.

BT Purchase Agreement

Pursuant to the BT Purchase Agreement, dated November 11, 2020, by and among Thomas E. Taplin Marital Trust, Britton T. Taplin Revocable Trust and The Sandy Trust u/a dated 07/24/1998 (f/b/o Frank F. Taplin), filed as Exhibit 5 hereto and incorporated herein by reference, Beatrice B. Taplin sold 88.67% of her ownership interest in Abigail II, held through Thomas E. Taplin Marital Trust, to Britton T. Taplin and Frank F. Taplin in equal amounts.

TDT Purchase Agreement

Pursuant to the TDT Purchase Agreement, dated November 11, 2020, by and among Theodore D. Taplin Revocable Trust, Britton T. Taplin Revocable Trust and The Sandy Trust u/a dated 07/24/1998 (f/b/o Frank F. Taplin), filed as Exhibit 4 hereto and incorporated herein by reference, the Theodore D. Taplin Revocable Trust sold 100% of its ownership interest in Abigail II, in equal amounts to Britton T. Taplin and Frank F. Taplin.

Item 7. Material to be Filed as Exhibits.

Exhibit 1	Operating Agreement of Abigail II LLC, dated as of September 18, 2017, as amended

Exhibit 2	Amended and Restated Stockholders’ Agreement, dated as of September 28, 2012 by and among the Issuer and the Participating Stockholders (incorporated by reference to Exhibit 10.4 of the Issuer’s Current Report on Form 8-K, filed on October 4, 2012 (Commission File No. 001-09172))

Exhibit 3	Amendment to Amended and Restated Stockholders’ Agreement, dated as of February 14, 2019, among the Depositary, NACCO Industries, Inc., the new Participating Stockholder and the Participating Stockholders under the Amended and Restated Stockholders’ Agreement, dated as of September 29, 2017, as amended, by and among the Depository, the Corporation and the Participating Stockholders. (incorporated by reference to Exhibit 4.5 to the Company’s Annual Report on Form 10-K, filed by the Company on March 6, 2019, Commission File Number 001-09172)

Exhibit 4	Purchase Agreement, dated November 11, 2020, by and among Theodore D. Taplin Revocable Trust and Britton T. Taplin Revocable Trust and The Sandy Trust u/a dated 07/24/1998

Exhibit 5	Purchase Agreement, dated November 11, 2020, by and among Thomas E. Taplin Marital Trust, Britton T. Taplin Revocable Trust and The Sandy Trust u/a dated 07/24/1998

Exhibit 6	Joint Filing Agreement

Exhibit 7	Power of Attorney

[Signatures begin on the next page.]

[The remainder of this page was intentionally left blank.]

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date: November 20, 2020

ABIGAIL II LLC

By:	/s/ Britton T. Taplin
Britton T. Taplin
Manager

REPORTING PERSONS

/s/ Britton T. Taplin
Name:	Britton T. Taplin on behalf of himself and as:

Attorney-in-Fact for Marital Trust created by the Agreement, dated January 21, 1966, as supplemented, amended and restated, between PNC
Bank and Beatrice Taplin, as Trustees, and Thomas
E. Taplin, for the benefit of Beatrice B. Taplin

Attorney-in-Fact for Beatrice B. Taplin
Attorney-in-Fact for Frank F. Taplin